UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

                       Kraton Performance Polymers, Inc.
(Name of Issuer)

       Common Stock, par value $0.01 Per Share
(Titles of Class of Securities)

                                50077C 106
(CUSIP Number)

                           December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50077C 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors III, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,032,360
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 3,032,360
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,360
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7% (1)
12		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on a total of 31,252,979 shares of Common Stock outstanding as of October 29, 2010 as reported on the Issuer’s Form 10Q filed November 3, 2010.

CUSIP No. 50077C 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,960,483
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 2,960,483
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,483
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% (2)
12		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(2) Based on a total of 31,252,979 shares of Common Stock outstanding as of October 29, 2010 as reported on the Issuer’s Form 10Q filed November 3, 2010.

CUSIP No. 50077C 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,992,843
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 5,992,843
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,992,843
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.2% (3)
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(3) Based on a total of 31,252,979 shares of Common Stock outstanding as of  October 29, 2010  as reported on the Issuer’s Form 10Q filed November 3, 2010.

CUSIP No. 50077C 106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,992,843
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 5,992,843
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,992,843
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.2% (4)
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(4) Based on a total of 31,252,979 shares of Common Stock outstanding as of October 29, 2010 as reported on the Issuer’s Form 10Q filed November 3, 2010.

Item 1(a).	Name of Issuer:

Kraton Performance Polymers, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15710 John F. Kennedy Blvd, Suite 300, Houston, TX 77032

Item 2(a).	Name of Person Filing:

This Amendment No.1 (“Amendment No. 1”) to Schedule 13G (as amended, the “Schedule 13G”) is being filed jointly on behalf of TPG Advisors III, Inc., a Delaware corporation (“Advisors III”), TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”).

Advisors III is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”).  Partners III, Parallel III, Investors III, FOF, FOF B and Dutch Parallel III are the members of TPG III Polymer Holdings LLC (“TPG III Polymer Holdings”).

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of TPG GenPar IV Advisors, LLC, which is the general partner of TPG GenPar IV, L.P., which is the general partner of TPG Partners IV, L.P., which is the sole member of TPG IV Polymer Holdings LLC (“TPG IV Polymer Holdings” and together with TPG III Polymer Holdings, the "TPG Funds").

TPG III Polymer Holdings directly holds 3,032,360 shares of Common Stock of the Issuer reported herein (the “TPG III Shares”) and TPG IV Polymer Holdings directly holds 2,960,483 shares of Common Stock of the Issuer reported herein (the “TPG IV Shares” and, together with the TPG III shares, the “Shares”).  Because of the relationships between Advisors III and TPG III Polymer Holdings, Advisors III may be deemed to beneficially own the TPG III Shares.  Because of the relationships between Group Advisors and TPG IV Polymer Holdings, Group Advisors may be deemed to beneficially own the TPG IV Shares.

David Bonderman and James G. Coulter are officers, directors and sole shareholders of each of Advisors III and Group Advisors, and therefore may be deemed to beneficially own the Shares.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Capital, L.P.
301 Commerce Street, Suite 3300
Forth Worth, Texas 76102

Item 2(c).	Citizenship:
See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

50077C 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J);

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.

	(b)	Percent of Class:

See responses to Item 11 on each cover page.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

The TPG Funds are parties to an Amended and Restated Registration Rights and Shareholders’ Agreement (the “Shareholders’ Agreement”) dated December 16, 2009, by and among J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., JPMP Global Fund/Kraton, L.P., JPMP Global Fund/Kraton A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P., JPMP Global Fund/Kraton/Selldown, L.P. and JPMP Global Fund/Kraton/Selldown II, L.P. (collectively “JPMP,” and, together with the TPG Funds, the “Sponsors”), the Issuer and the TPG Funds.

The Shareholders’ Agreement places restrictions on each Sponsor’s right to transfer the Common Stock held by it without consent of the other Sponsor, and if consented, grants rights to the consenting Sponsor to participate in such transfers on the same terms.  These provisions will be in effect until December 22, 2011, and terminate earlier if the collective ownership interest of the Sponsors falls below 50% of the Common Stock held by them as of December 22, 2009.  Pursuant to the Shareholders’ Agreement, each Sponsor has the right to elect two directors to the board of directors of the Issuer so long as such Sponsor owns 10% or more of the outstanding Common Stock and one director so long as it owns 2% or more of the Common Stock.  The Shareholders’ Agreement also provides that each Sponsor can cause the Issuer to register such Sponsor’s Common Stock under the Securities Exchange Act of 1934, as amended, and to maintain a shelf registration statement effective with respect to such Common Stock.

The Sponsors collectively own, based on available information, approximately 9,995,298 shares of Common Stock, which represents approximately 32.0% of the outstanding Common Stock based on a total of 31,252,979 shares of Common Stock outstanding as of October 29, 2010, as reported on the Issuer’s Form 10-Q for the period ended September 30, 2010, which was filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2010.  The ownership of the Shares does not include any Common Stock owned by the other parties to the Shareholders’ Agreement, except to the extent already disclosed in this Amendment No. 1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

TPG Advisors III, Inc.
By: /s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Group Holdings (SBS) Advisors, Inc.
By: /s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

David Bonderman

By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of David Bonderman (5)

James G. Coulter

By: /s/ Ronald Cami
Name:	Ronald Cami, on behalf of James G. Coulter (6)

_______________

(5) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010.

(6) Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010.

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to the Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.